The Prudential Series Fund, Inc. - Money Market Portfolio
Fiscal year ending 12/31/01
File No. 811-03623



Exhibit 77N
Actions required to be reported pursuant to Rule 2a-7


Security downgrades which require Board notification:

After DaimlerChrysler (DCX) announced full year results and the details of the Chrysler turnaround plan, Moodys downgraded the long term ratings to A3 and the short term ratings to P-2. The outlook, although officially stable, reads rather negative. S&P also took action lowering the long term ratings to A- and ST rating to A-2, with a negative outlook.